                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                                (AMENDMENT NO. 3)

                               FRESH AMERICA CORP.

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                                (Name Of Issuer)

                Shares of Common Stock, par value $0.01 per share

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                         (Title Of Class Of Securities)

                                    35803R105

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                                 (CUSIP Number)

                                Jeffrey B. Rabin
                             DiMare Homestead, Inc.
                                258 NW 1st Avenue
                           Florida City, Florida 33034
                            Telephone: (305) 245-4211
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 8, 2000

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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                                  (Continued On Following Pages)
                                                             (Page 1 of 5 Pages)



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
-------------------                                         -------------------
CUSIP No. 35803R105                                         (Page 2 of 5 Pages)
-------------------                                         -------------------


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 1          NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
            ONLY)

                             DiMare Homestead, Inc.
                                   59-1204511
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 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)[ ]

                                                                  (b)[ ]

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 3          SEC USE ONLY

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 4          SOURCE OF FUNDS (SEE INSTRUCTIONS)    WC

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 5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(D) OR 2(E)                             [ ]

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 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            Florida
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NUMBER OF              7   SOLE VOTING POWER     528,300
SHARES                 ---------------------------------------------------------
BENEFICIALLY           8   SHARED VOTING POWER       0
OWNED BY               ---------------------------------------------------------
EACH                   9   SOLE DISPOSITIVE POWER     528,300
REPORTING              ---------------------------------------------------------
PERSON WITH            10  SHARED DISPOSITIVE POWER     0
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 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON                                528,300

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 12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 [ ]

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 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          10.1(1)

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 14         TYPE OF REPORTING PERSON                                    CO

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

(1) Based on 5,243,404 shares of Common Stock of Fresh America outstanding as of June 2, 2000, as reported by Fresh America in its most recently available proxy statement on Schedule 14A as filed with the Commission on June 6, 2000.

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CUSIP No. 35803R105                                         (Page 3 of 5 Pages)
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                         AMENDMENT NO. 3 TO SCHEDULE 13D

       Amendment No. 2 to the Statement on Schedule 13D (the "Statement"), dated April 4, 2000 of DiMare Homestead, Inc., a company organized under the laws of the State of Florida ("DiMare"), is hereby amended as set forth below. Capitalized terms used herein without definition have the meanings set forth in such Statement.

       The purpose of this Amendment No. 3 to the Statement ("Amendment No. 3") is to disclose the increase in the percentage of the class of equity securities beneficially owned by DiMare, from 7.8% to 10.1%, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Fresh America Corp ("Fresh America"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement, and should be read in conjunction with, and is qualified in its entirety by reference to, such Statement.

Item 3.       Source and Amount of Funds or Other Consideration.

              The source of funds used to purchase the shares of Common Stock (the "Shares") of Fresh America was derived from the working capital of DiMare. The aggregate amount of such funds to which this Amendment No. 3 relates, including commissions, was $295,254.58, thus, increasing the total aggregate amount of funds used to purchase the Shares to $2,074,047.69.

Item 5.       Interest in Securities of Issuer.

              (a) DiMare purchased an additional 116,100 Shares pursuant to open market transactions, thus, increasing the total aggregate number of Shares beneficially owned by DiMare to 528,300. Based upon 5,243,404 shares of Common Stock outstanding as of June 2, 2000 (as reported by Fresh America in its most recently available proxy statement on Schedule 14A filed with the Commission on June 6, 2000), such Shares represent approximately 10.1% of the outstanding Common Stock. This represents approximately a 2.3% increase from 7.8% of the outstanding Common Stock previously reported on the Statement.

              (c) Information with respect to the purchase of the additional 116,100 Shares is set forth in Annex B, attached hereto and incorporated by reference herein, all of which were effected by DiMare.

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CUSIP No. 35803R105                                         (Page 4 of 5 Pages)
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                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 14, 2000                                DIMARE HOMESTEAD, INC.


                                             By:    /S/ Jeffrey B. Rabin
                                                    --------------------
                                             Name:  Jeffrey B. Rabin
                                             Title:    Chief Financial Officer

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CUSIP No. 35803R105                                         (Page 5 of 5 Pages)
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                                     ANNEX B


              The following table sets forth the open market purchase transactions with respect to the Shares accomplished through the Nasdaq National Market from April 7, 2000 to the date of this Amendment No. 3, all of which were effected by DiMare.

          -----------------------------------------------------------
           Purchase           Number of Shares     Price Per Share in
             Date                                        Dollars
          -----------------------------------------------------------
           7-Apr-00               15,100                  2.8328
          -----------------------------------------------------------
          10-Apr-00                1,100                  2.9886
          -----------------------------------------------------------
          11-Apr-00                3,200                  2.9629
          -----------------------------------------------------------
          12-Apr-00                6,900                  2.9891
          -----------------------------------------------------------
          12-Apr-00                1,000                  2.9375
          -----------------------------------------------------------
          14-Apr-00               21,500                  2.8488
          -----------------------------------------------------------
          18-Apr-00                7,600                  2.9293
          -----------------------------------------------------------
          19-Apr-00                5,000                  2.9375
          -----------------------------------------------------------
          22-May-00                 500                   2.3750
          -----------------------------------------------------------
          25-May-00                4,800                  2.2799
          -----------------------------------------------------------
          30-May-00                 300                   2.2500
          -----------------------------------------------------------
          30-May-00                9,700                  2.2500
          -----------------------------------------------------------
          31-May-00                1,000                  2.1250
          -----------------------------------------------------------
           1-Jun-00                5,000                  2.1750
          -----------------------------------------------------------
           2-Jun-00                1,000                  2.0000
          -----------------------------------------------------------
           5-Jun-00               13,000                  2.0000
          -----------------------------------------------------------
           6-Jun-00                 500                   2.0000
          -----------------------------------------------------------
           7-Jun-00               13,900                  1.9978
          -----------------------------------------------------------
           8-Jun-00                5,000                  2.0000
          -----------------------------------------------------------